
07084322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
DEC 14 2007
161
SECTION

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Riken Densen Kabushiki Kaisha
(Name of Subject Company)

Riken Electric Wire Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

The Furukawa Electric Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))


PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Riken Electric Wire Co., Ltd.
12-22, Tsukiji 1-chome, Chuo-ku, Tokyo 104-0045, Japan
+81-3-3542-3711
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Legal Department
The Furukawa Electric Co., Ltd.
2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8322, Japan
+81-3-3286-3039

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

December 13, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) English language translations of following documents are attached as exhibits to this form:

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each document listed in (a) above.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Fair and accurate English language summaries of the following documents are attached as exhibits to this form:

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on December 14, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Furukawa Electric Co., Ltd.

Filer

天野 望

(Signature)

Nozomu Amano

General Manager. Legal Department

(Printed Name and Title)

December 19, 2007

(Date)

EXHIBIT I-A

(English Language Translation)

December 13, 2007

For immediate release

The Furukawa Electric Co., Ltd.
Code No: 5801; First Section of TSE, OSE, NSE
Representative: Hiroshi Ishihara
President, CEO & COO
Inquiries: Masahiko Fukumoto,
Senior Manager,
IR/PR Unit of
Management Planning Department
Telephone: +81-3-3286-3050

Riken Electric Wire Company Limited.
Code No: 5808, Second section of TSE
Representative: Shiro Hashimoto
President & CEO
Inquiries: Hidehisa Miyazawa
Director
Telephone: +81-3-3542-3711

Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through a Share Exchange

The Furukawa Electric Co., Ltd. (Furukawa) and Riken Electric Wire Company Limited (Riken) are pleased to announce that each of their Boards of Directors at meetings held today has resolved to conduct a share exchange to be effective on April 1, 2008, through which Riken becomes a wholly owned subsidiary of Furukawa (the "Share Exchange"). The two companies have entered into a Share Exchange Agreement.

As of April 1, 2008, the effective date of the Share Exchange, Furukawa will be the sole shareholder of Riken and Riken will be a wholly owned subsidiary and Riken shares are scheduled to be delisted on March 26, 2008 pursuant to the delisting rule (the last trading date is scheduled to be March 25, 2008).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Purpose of making Riken a wholly owned subsidiary through the Share Exchange.

(1) Purpose of the Share Exchange

In March 2006, Furukawa launched "Innovations 09," a new medium-term management plan that adopted a management vision of "With evolution of technology, Toward a more profitable, innovative and dynamic global presence." Under this plan, Furukawa is reorganizing and integrating its subsidiaries, as part of changes to its Group management, to bolster their business position and governance, streamline their operations and reduce their administration costs.

Riken, incorporated in 1934 to operate a business based on the technology of Riken Laboratory, became a member of Furukawa Group in 1949. Riken primarily manufactures magnet wires, solder-plated wires, stainless steel wires, electric wires, cables, electronics components and optical components. It has been steadily developing its business under the Riken brand, based on unique technologies for specialized cables such as fine and super-fine magnet wires and stainless steel wires and precision manufacturing. In today's very competitive global environment, it has become necessary for Riken to develop new markets and diversify its product lineup to maintain and improve its business. To do this, Riken needs to strengthen its cooperation with Furukawa under the Group management strategy, so that it can call on the resources of the Furukawa Group in marketing and technology development.

Through the Share Exchange to make Riken a wholly owned subsidiary, Furukawa will be able to improve its business by defining Riken's position in the Furukawa Group strategy, accessing Riken's technology and cooperating with Riken in marketing.

After discussion, Furukawa and Riken have reached the conclusion that it would be in the best interests of both companies to conduct their businesses jointly to develop the business of each company. Furukawa and Riken will strengthen Riken's business and increase the enterprise value of the Furukawa Group by tapping the business resources that are amalgamated through the Share Exchange.

(2) Schedule for delisting

As of April 1, 2008, the effective date of the Share Exchange, Furukawa will be the sole shareholder of Riken and Riken will be a wholly owned subsidiary. Riken shares are scheduled to be delisted on March 26, 2008 pursuant to the delisting rule (the last trading date is scheduled to be March 25, 2008).

(3) Reasons for delisting

Although the delisting of Riken shares is not the main purpose of the Share Exchange, Riken shares are scheduled to be delisted on March 26, 2008 pursuant to the delisting rule described in the preceding section, as a result of the Share Exchange through which Furukawa becomes the sole shareholder of Riken. Furukawa shares of common stock to be allotted and delivered in exchange for Riken shares in the Share Exchange are listed on the Tokyo, Osaka, and Nagoya stock exchanges and these Furukawa shares in exchange for Riken shares are available for trading on every stock exchange (except for shares of less than one share unit (1,000 shares), please refer to note. 2 under section 2. (2) for information about shares of less than one share unit.)

(4) Measures to achieve a fair share exchange ratio

To ensure that the share exchange ratio is fair, Furukawa and Riken each appointed an independent financial advisor to calculate the share exchange ratio. Furukawa and Riken held repeated discussions and negotiations based on the calculations and agreed on the share exchange ratio at which the Share Exchange is to be conducted.

(5) Measures to prevent conflicts of interest

To avoid conflicts of interest, the two statutory auditors of Riken, namely Kiyoshi Takeuchi, who concurrently serves as a statutory auditor of Furukawa and Mitsuyoshi Shibata who concurrently is an employee of Furukawa, have not taken part in the deliberations about the Share Exchange held at meetings of Riken's Board of Directors. No Riken director is serving as a director of Furukawa or is an employee of Furukawa.

2. Summary of the Share Exchange

(1) Schedule of the Share Exchange

Board of directors meeting for resolution of	(Furukawa/Riken)	December 13, 2007

the Share Exchange		
Execution of the Share Exchange Agreement	(Furukawa/Riken)	December 13, 2007
Public notice setting the record date of the extraordinary general shareholders meeting	(Riken)	December 14, 2007(planned)
Record date for the extraordinary general shareholders meeting	(Riken)	December 31, 2007(planned)
Extraordinary general shareholders' meeting to approve the Share Exchange	(Riken)	February 13, 2008 (planned)
Date of delisting of Riken shares	(Riken)	March 26, 2008 (planned)
Effective date of the Share Exchange		April 1, 2008 (planned)
Delivery Date of Furukawa share certificates		End of May, 2008 (planned)

Note; In accordance with article 796-3 of Company Law in Japan, Furukawa will conduct the Share Exchange without the approval of a general shareholders meeting (simple share exchange procedure).

(2) Terms of the Share Exchange

Company Name	Furukawa (Parent)	Riken (Wholly owned subsidiary)
Share Exchange Ratio	1	0.35
Shares to be issued for the Share Exchange	There will be no new shares to be issued	

Note 1. Share allotment ratio

0.35 shares of Furukawa common stock will be allotted and delivered in exchange for each share of Riken. In the Share Exchange, Furukawa will allot and deliver 2,721,503 shares of its common stock which is currently held as treasury stock; provided, however, that for the 13,774,277 shares of Riken owned by Furukawa, there will be no allotment.

The above number of Furukawa shares to be allotted and delivered in the Share Exchange includes the number of shares corresponding to the Riken shares held as treasury stock by Riken (11,387 shares as of September 30, 2007). These Riken shares held by Riken as treasury stock are planed to be cancelled and the number of Furukawa shares to be allotted and delivered will be reduced by the number of the shares to be cancelled.

Note 2. Shares less than a trading unit

The shareholders, who have acquired Furukawa shares of less than one share trading unit of 1,000 shares through the Share Exchange, is not able to sell such shares of less than one share unit in the stock exchange market. Shareholders who has acquired Furukawa shares of less than one share unit may use the special dealing service for shares less than one share unit (for shareholders to buy or sell lots of less than 1,000 shares). For detail of the services, please contact the administrator of Furukawa shareholders registry (the Stock Transfer Agency Dept. of Mizuho Trust & Banking Co., Ltd.) or the securities company (if your share certificates are deposited in Japan Securities Depository Center, Inc. under the securities depository system).

Note 3. Fractional number less than one (1) share

If the number of Furukawa shares to be allotted to a shareholder of Riken includes a fraction of less than one share, Furukawa will, in lieu of the allocation of the fractional number of shares, deliver the shareholder a cash payment the amount of which is calculated in accordance with article 234 of the Company Law in Japan.

(3) Basis for the Share Exchange ratio

a. Basis for the calculation

To ensure the fairness and reasonableness of the share exchange ratio in the Share Exchange, Furukawa retained Nomura Securities Co., Ltd. (Nomura) and Riken retained Daiwa Institute of Research Ltd. (Daiwa) as their respective independent financial advisors to calculate the share exchange ratio.

Since the common shares of Furukawa are listed on the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange, and the common shares of Riken are listed on the Tokyo Stock Exchange, Nomura applied the Market Stock Price Method to calculate the value of the shares. Nomura also employed the Comparable Companies Analysis and Discount Cash Flow Method ("DCF Method") in calculating the value of Riken shares, since it is appropriate, Nomura believed, to analyze Riken shares from various perspectives in addition to the Market Stock Price Method. Based on the calculations, Nomura submitted an analysis of the share exchange ratio to Furukawa. The number of Furukawa shares to be allotted for one common share of Riken based on each valuation method is shown in the table below.

Range of Share Exchange Ratios	
Market Stock Price Method	0.28～0.30
Comparable Companies Analysis	0.28～0.53
DCF Method	0.30～0.38

In the Market Stock Price Method, the range of share exchange ratios was calculated based on the closing price on December 12, 2007, the average closing price for the period from December 6, 2007 to December 12, 2007 and from November 13, 2007 to December 12 2007, and the average closing price for the period after the interim financial results announcements of both companies from November 9, 2007 to December 12, 2007.

As an independent financial advisor, Nomura prepared the above report solely for the purpose of providing the Board of Directors of Furukawa with reference for use in determining the share exchange ratio. Nomura assumes no responsibility for the fairness of the share exchange ratio in Section 1.(4), above.

Since the common shares of Furukawa are listed on the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange, and the common shares of Riken are listed on the Tokyo Stock Exchange, Daiwa applied the Market Stock Price Method in calculating the value of the shares. Daiwa also employed the Comparable Companies Analysis and DCF Method in calculating the value of Riken shares, since it is appropriate, Daiwa believed, to analyze Riken shares from various perspectives in addition to the Market Stock Price Method. Based on the calculations, Daiwa submitted an analysis of the share exchange ratio to Riken. The number of Furukawa shares to be allotted for a common share of Riken based on each valuation method is shown in the table below.

Range of Share Exchange Ratios	
Market Stock Price Method	0.29～0.30
Comparable Companies Analysis	0.25～0.33
DCF Method	0.31～0.40

Using the Market Stock Price Method, the range of share exchange ratios was calculated based on the average closing price for the period after the interim financial results announcements of both companies from November 9, 2007 to December 12, 2007 and for the one-month and three-month periods up to December 12, 2007.

As an independent financial advisor, Daiwa prepared the above report solely for the purpose of providing the board of Riken with reference for use in determining the share exchange ratio. Daiwa shall assume no responsibility for the fairness of the share exchange ratio set out in Section 1.(4), above.

The financial forecasts of Riken used in the DCF Method by Nomura and Daiwa anticipates future financial results. Although Riken's operating income for the 2007 fiscal year (ending in March, 2008) is expected to be 300 million yen, which is lower than previously forecast because sales of magnet wires and solder-plated wires were lower than expected and because there was a delay in the start of operations of new equipment for plastic products manufacturing, a recovery of operating income to almost 500 million yen is expected in the next fiscal year ending in March 2009, returning to the level of the 2006 fiscal year.

b. Calculation process

Based on the ranges of share exchange ratios calculated by the independent financial advisors, Furukawa and Riken held repeated discussions and negotiations with each other, considering factors including financial conditions, projections and stock price trends. In reviewing the suggested share exchange ratio, Furukawa and Riken carefully considered the impact on their shares prices of the business environment and the historical performance of the two companies as well as changes in their shares prices during the periods quoted by each independent financial advisor in their calculations (Nomura's calculation is based on the closing price on December 12, 2007, the average closing price for the period from December 6, 2007 to December 12, 2007 and from November 13, 2007 to December 12 2007, and the average closing price for the period after the interim financial results announcements of both companies from November 9, 2007 to December 12, 2007. Daiwa's calculation is based on the average closing price for the period after the interim financial results announcements of both companies from November 9, 2007 to December 12, 2007 and for the one-month and three-month periods up to December 12, 2007). As a result, Furukawa and Riken determined that the share exchange ratio set out in Section 2.(2) is reasonable and is in the best interests of the shareholders of both companies, and consequently entered into the Share Exchange Agreement on December 13, 2007, following resolutions made at meetings of their respective boards of directors held on the same day.

The share exchange ratio is subject to change by mutual agreement between Furukawa and Riken in the event of any material changes to the conditions on which the calculation is based.

c. Relationship with financial advisors

Neither Nomura nor Daiwa is a related party of Furukawa or Riken.

(4) Handling of Share Warrants and Convertible Bonds with Warrants of the Wholly Owned Subsidiary

Not applicable (Riken has no outstanding share warrants or convertible bonds with warrants.)

3. Summary Information about Furukawa and Riken (as of March 31, 2007)

(1)	Company Name	Furukawa Electric Co., Ltd.	Riken Electric Wire Company Limited
(2)	Description of Business	Telecommunications / Electronics and Automotive Systems / Energy and Industrial Products / Metals / Light Metals	Manufacturing and sales of Magnet wires / Metal wires / Cables / Electronics components / Optical components
(3)	Date of Incorporation	June 25, 1896	May 16, 1934
(4)	Head Office	2-3, Marunouchi 2-chome, Chiyodaku, Tokyo, Japan	12-22, Tsukiji 1-Chome, Chuoku, Tokyo, Japan
(5)	Representative	President, CEO & COO Hiroshi Ishihara	President & CEO Shiro Hashimoto
(6)	Capital	¥69,358 million	¥1,870 million
(7)	Shares Issued	706,183,179 shares	21,550,000 shares
(8)	Net Assets	¥316,302 million (consolidated)	¥3,976 million (consolidated)
(9)	Total Assets	¥1,096,708 million (consolidated)	¥12,605 million (consolidated)
(10)	Fiscal Year-End	March 31	March 31

(11)	Employees	34,955(Consolidated)	414(Consolidated)
(12)	Major Clients	Electric Power Companies / Nippon Telegraph and Telephone Corporation / Toyota Motor Corporation / Denso Corporation / Honda Motor Co, Ltd. / Matsushita Electric Industrial Co., Ltd. / governmental entities and municipalities.	Furukawa Electric Co., Ltd. / Matsushita Electric Works, Ltd. / TDK Corporation / Omron Corporation
(13)	Major Shareholders and their Percentage Shareholdings	The Master Trust Bank of Japan, Ltd. (Trust account) 4.88% / Japan Trustee Services Bank Ltd. (Trust account 4) 3.68% / Japan Trustee Services Bank, Ltd. (Trust Account) 3.50% / Trust & Custody Services Bank, Ltd. (Mizuho Trust & Banking; Employee Retirement Benefit Trust, Mizuho Bank account) 3.25% / Asahi Mutual Life Insurance Co. 2.27%	Furukawa 63.92% Trust & Custody Services Bank, Ltd. (Mizuho Trust & Banking; Employee Retirement Benefit Trust, Riken account) 2.16% / Japan Securities Finance Co., Ltd. 0.98%
(14)	Main Financing Bank	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Bank, Ltd. The Chiba Bank, Ltd. The Daishi Bank, Ltd.
(15)	Relationship between Furukawa and Riken	Capital	As of March 31, 2007, Furukawa owns 63.92% of he issued shares of Riken.
		Personnel	One Furukawa statutory auditor also serves as a statutory auditor of Riken and one Furukawa employee serves as a statutory auditor of Riken.
		Business	Riken purchases raw materials including copper wire from Furukawa, and manufactures Furukawa brand products to supply to Furukawa.
		Status	Riken is a consolidated subsidiary of Furukawa in its financial statements.

(16) Consolidated Financial Results of the past 3 fiscal years

(in millions of yen, except per share data)

	Furukawa (Parent)			Riken (Wholly Owned Subsidiary)		
Year Ended March 31	2005	2006	2007	2005	2006	2007
Net Sales	775,894	872,535	1,104,709	14,447	14,964	19,230
Operating Income	23,736	37,430	53,632	625	340	504

Ordinary Income	16,174	46,966	49,589	554	479	569
Net Income	15,805	25,508	29,765	223	174	330
Net Income Per Share (yen)	24.11	36.94	42.16	10.36	8.10	15.33
Dividends Per Share (yen)	—	3.00	6.50	3.00	3.00	3.00
Net Assets Per Share (yen)	268.24	316.24	349.89	162.66	171.85	183.08

4. Furukawa's Status after the Share Exchange

(1)	Company Name	Furukawa Electric Co., Ltd.
(2)	Description of Business	Telecommunications/Electronics and Automotive Systems/ Energy and Industrial Products/Metals/Light Metals
(3)	Head Office	Marunouchi Nakadori Bldg., 2-3, Marunouchi 2-chome, Chiyodaku, Tokyo 100-8322, Japan
(4)	Representative	President, CEO & COO Hiroshi Ishihara
(5)	Capital	¥69,372 million (as of December 13. 2007. No increase or decrease of capita is anticipated through the Share Exchange.)
(6)	Total Assets	Not determined at this point
(7)	Net Assets	Not determined at this point
(8)	Fiscal Year-End	March 31

(9) Overview of Accounting Procedures

For Furukawa, the transaction in the Share Exchange is expected to be recorded as a transaction with minority shareholders involving an entity under common control. A small amount of Goodwill is expected to be generated from the Share Exchange.

In addition, Furukawa is expected to record a loss on the disposal of treasury stock of approximately 200 million yen, in connection with the delivery of shares of treasury stock in the Share Exchange.

(10) Impact on Financial Results

As Riken is already a consolidated subsidiary of Furukawa, the impact of the Share Exchange on Furukawa's future financial results is expected to be minimal on both a consolidated and non-consolidated basis. As Riken will operate its current business almost without change, no significant impact from the Share Exchange is anticipated on Riken's future financial results on either a consolidated or non-consolidated basis.

5. Amendments to the Riken's Articles of Incorporation

Through the Share Exchange, Furukawa becomes the sole shareholder of Riken and there will be no need for the provision on the record date for the general shareholders meeting in Riken's Articles of Incorporation. Accordingly, a meeting of Riken's Board of Directors has resolved to propose at the extraordinary general shareholders meeting scheduled to be held on February 13, 2008 a partial amendment to the Riken's Articles of Incorporation to delete the provision on the record date for a general shareholders meeting, subject to the approval of the Share Exchange. For details of this amendment, please read Riken's announcement "Notice of Partial Amendment to the Articles of Incorporation" released today.

In consideration of the interests of Riken's shareholders, a meeting of Furukawa's Board of Directors meeting has also resolved to provide those shareholders who have acquired Furukawa shares through the Share Exchange, after the record date for the above extraordinary general shareholders meeting, with voting rights at the first ordinary shareholders meeting after the Share Exchange, which is scheduled to be held in June 2008, in accordance with Article 124-4 of the Company Law of Japan, subject to the Share Exchange transaction becoming effective.

6. Dividends from surplus of Riken

A meeting of Riken's Board of Directors has resolved to propose, along with the agenda for the approval of the Share Exchange at the extraordinary general shareholders meeting scheduled to be held on February 13, 2008, a year-end dividend of three yen per share to be effective on June 25, 2008. The dividend is to be distributed to the shareholders or registered pledgees of shares entered or recorded in the shareholders registry or beneficial shareholders registry as of March 31, 2008, subject to the applicable laws and rules, including Article 461 of the Company Law of Japan providing for the distributable amount on the effective date of distribution, and subject to the Share Exchange becoming effective. For details of this dividend, please read Riken's announcement "Notice of Dividends from Surplus" released today.

EXHIBIT I-B

(English Language Translation)

December 13, 2007

Company: Riken Electric Wire Company Limited.
Representative: Shiro Hashimoto, President & CEO
Code No: 5808, Second section of Tokyo Stock Exchange
Inquiry : Hidehisa Miyazawa
Telephone: +81-3-3542-3711

Notice of Partial Amendment to the Articles of Incorporation

Please take notice that a meeting of Company's Board of Directors held on December 13, 2007 resolved to propose a partial amendment to the Articles of Incorporation at the extraordinary general shareholders meeting scheduled to be held on February 13, 2008.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Purpose of the Amendment to the Articles of Incorporation

Since The Furukawa Electric Co., Ltd. (Furukawa) becomes the sole shareholder of Company through the share exchange between Company and Furukawa to be effective on April 1, 2008 upon the approval of the share exchange agreement at the company's extraordinary general shareholders meeting scheduled to be held on February 13, 2008, there will be no need for the provision of the record date for the ordinary general shareholders meeting.

Accordingly, subject to the approval of the share exchange agreement at the extraordinary general shareholders meeting, the current article 11 of the Articles of Incorporation will be deleted in its entirety and the article numbers will be adjusted with this deletion.

2. Amendment

(The underlined is subject to the amendment)

Current Articles of Incorporation	Amendment
(Record Date) Article 11. Shareholders entered or recorded on the last shareholders registry as of March 31 of each year shall be entitled to exercise their rights at the corresponding ordinary shareholders meeting. In addition to the provisions of this Articles of Incorporation, the shareholders or registered pledges of shares entered or recorded on the shareholders registry as of the date, which is set by a resolution of the Board of Directors whenever necessary, and with an advance public notice, shall be entitled to exercise their rights.	(Deleted in its entirety)

3. Schedule

i) Extraordinary general shareholders meeting for the amendment to the articles of incorporation
February 13, 2008 (Planned)

ii) Effective date of the amendment to the articles of incorporation
February 13, 2008 (Planned)

EXHIBIT I-C

(English Language Translation)

December 13, 2007

Company: Riken Electric Wire Company Limited.

Representative: Shiro Hashimoto, President & CEO

Code No: 5808, Second section of Tokyo Stock Exchange

Inquiry: Hidehisa Miyazawa
Telephone: +81-3-3542-3711

Notice of Dividends from Surplus

Please take notice that a meeting of Company's Board of Directors held on December 13, 2007 resolved to propose the year-end dividends at the extraordinary general shareholders meeting scheduled to be held on February 13, 2008; as follows.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Dividends

	To be proposed	Previous forecast (announced on November 8, 2007)	Previous term (ended on March 31, 2007)
Record Date	March 31, 2008	March 31,2008	March 31, 2007
Dividend per share	3 yen	3 yen	3 yen
total amount of dividends	64,650,000 yen	—	64,650,000 yen
Effective date	June 25, 2008	—	June 28, 2007
Resource of dividends	Retained earnings	—	Retained earnings

Note 1: The dividends to be proposed will be distributed as year-end dividends

Note 2: As mentioned in section 2 below, the distribution from surplus to be proposed is subject to the effectiveness of the share exchange between the company and The Furukawa Electric Co., Ltd. and compliance with the applicable laws and regulations, including Article 461 of the Company Law of Japan providing for the distributable amount of dividends of surplus.

2. Reason and conditions of dividends.

Through the share exchange between the Company and Furukawa Electric Co., Ltd. (Furukawa) to be effective on April 1, 2008 upon the approval of the share exchange agreement at the company's extraordinary general shareholders meeting scheduled to be held on February 13, 2008, Furukawa becomes the sole shareholder of company. Accordingly, a meeting of Riken's Board of Directors resolved to propose, along with the agenda of approval of the share exchange at the extraordinary general shareholders meeting scheduled to be held on February 13, 2008, the year-end dividend of three (3) Japanese yen per share to be effective on June 25, 2008, which will be distributed to the shareholders or registered pledgees of shares entered or recorded in the last shareholders registry or beneficial shareholders registry as of March 31, 2008, subject to the share exchange becoming effective and compliance with the applicable laws and regulations, including Article 461 of the Company Law of Japan providing for the distributable amount of dividends of surplus.

(additional information) Dividends in the past two years

	Dividends per share		
Record date	(September 30 (interim)	March 31 (Year-end)	Total
This fiscal year (ended March 31,2008)	—	3 yen (to be proposed)	3 yen
The previous fiscal year (ended March 31, 2007)	—	3 yen	3 yen

Note; The Company has been distributing only year-end dividends in the past.

(English Language Translation)

Riken Electric Wire—News Release

December 13, 2007

Company: Riken Electric Wire Company Limited.
Representative: Shiro Hashimoto, President & CEO
Code No.: 5808 Second Section of TSE
Inquiry: Hidehisa Miyazwa
Tel +81-3-3542-3711

Notice regarding the Extraordinary General Shareholders Meeting

A meeting of Company's Board of Directors held on December 13, 2007, the company has resolved to convene an extraordinary general shareholders' meeting. Details are set forth below.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Date: 10:00 AM, February 13, 2008
2. Place: Conference Room 6F, Konwa Building, 12-2, Tsukiji 1-chome, Chuo-ku, Tokyo
3. Purpose: **Matters to be resolved**
Item 1: Approval for the share exchange agreement between the Company and Furukawa Electric Co., Ltd.
Item 2: Partial amendment to the Articles of Incorporation
Item 3: Dividends from surplus

For details regarding Item 1, Item 2, and Item 3, please refer to "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through a Share Exchange", "Notice of Partial Amendment to the Articles of Incorporation" and "Notice of Dividends from Surplus," respectively, which were released today.

4. Purpose: Regarding the record dates and other matters in relation to the extraordinary general shareholders meeting

So as to determine the shareholders entitled to exercise their voting rights at the extraordinary general shareholders meeting to be held on February 13, 2008, we have set Monday, December 31, 2007 as the record date (however, since the said date, the date before and two days before the said date are non-business days for the administrator of shareholders registry, the actual record date will be Friday, December 28, 2007). The shareholders who are entitled to exercise their voting rights shall be the shareholders entered or recorded on the shareholders' registry or the beneficial shareholders registry as of the close of the said record date.

(1) Record date: Monday, December 31, 2007

(2) Public notice date: Friday, December 14, 2007
(3) Public notice method: Electronic public notice (the notice will be posted on our website)
http://www.rikensen.co.jp/koukoku/index.htm (or http://www.rikensen.co.jp/ for English)

EXHIBIT II-A

(English Language Summary)

Extraordinary Report
by The Furukawa Electric Co., Ltd.
dated December 13, 2007

1. Reason for filing

The Board of Directors meeting of The Furukawa Electric Co., Ltd. (Furukawa) held on December 13, 2007 has resolved to conduct a share exchange (the "Share Exchange"), through which Riken Electric Wire Company Limited (Riken) will become a wholly-owned subsidiary of Furukawa and entered into a share exchange agreement with Furukawa as of the same day of above board meeting. In connection with the Share Exchange, Furukawa has filed this Extraordinary Report in accordance with the Article 24-5-4 of the Financial Instrument and Exchange Law of Japan and the Article 19-2-6-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information of Japan.

2. The matter to be reported

1). Status of Riken

a Company name, head office, the name of representative, capital amount, net assets, total assets and business description

This item a is included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

b Furukawa's financial result of the past 3 fiscal years

Consolidated (in millions yen)

Fiscal Year Ended	March 31. 2005	March 31. 2006	March 31. 2007
Sales Revenue	14,447	14,964	19,230
Operating Income	625	340	504
Ordinary Income	554	479	569
Net Income	223	174	330

Non Consolidated (in millions yen)

Fiscal Year Ended	March 31. 2005	March 31. 2006	March 31. 2007
Operating Income	12,188	12,139	14,946

Sales Revenue	472	312	428
Operating Income	542	483	583
Ordinary Income	215	239	83

c Main shareholders and their percentage
d Relationship with Riken (Capital, personnel and business)
Item 2.1) c and d are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

2). Purpose of the Share Exchange
This Section 2 are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

3). Method of the Share Exchange, the number of Furukawa shares to be allocated for each Riken share and terms of the share exchange agreement.
a Method of the Share Exchange
b Share exchange ratio
Items a and b are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

c Terms of the Share Exchange
The terms and conditions of the share exchange agreement between Riken and Furukawa as of December 13, 2007 are as follows;

Share Exchange Agreement (Copy)

The Furukawa Electric Co., Ltd., having its principle office at 2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo (Furukawa) and Riken Electric Wire Company Limited., having its principle office at 12-22, Tsukiji 1-Chome, Chuo-ku, Tokyo (Riken) hereby enter into this Share Exchange Agreement (the Agreement") as follows:

Article 1: Share Exchange
Furukawa and Riken shall execute a share-for-share exchange as a result of which Furukawa shall become the absolute parent company of Riken and Riken become a wholly- owned subsidiary of Furukawa(the "Share Exchange"), and, as a consequence of the Share Exchange, Furukawa shall acquire the entire issued stock of Riken.

Article 2: Shares to be Delivered in the Share Exchange and the Allotment thereof
2-1. In connection with the Share Exchange, Furukawa shall deliver to the Riken's shareholders (hereinafter, including beneficial shareholders), excluding Furukawa, entered or recorded in the last Riken's shareholders registry (hereinafter including beneficial shareholders registry) as of the date immediately prior to the Effective Date (as defined in Article 4; hereinafter the same), the number of the shares of Furukawa common stock obtained by multiplying the total number of the shares of Riken common stock held by such shareholders by 0.35.
2-2. Furukawa shall allot to each shareholder of Riken as entered or recorded in the last Riken's shareholders registry as of the date immediately prior to the Effective Date, excluding Furukawa, the shares to be delivered pursuant to the preceding paragraph in connection with the Share Exchange with the exchange ratio of 0.35 shares of Furukawa common stock held by Furukawa per each share of Riken common stock held by such shareholder.

Article 3: Matters Concerning Amounts of Stated Capital and Reserves of Furukawa

The amounts of stated capital, capital reserves and retained earnings reserves increased in connection with the Share Exchange shall be as follows:

(1) Stated Capital: 0 yen
(2) Capital Reserves: the amount determined by Furukawa in accordance with the article 68-1(2)b(2) of Corporate Accounting Rule of Japan.
(3) Retained Earnings Reserves: 0 yen

Article 4: Effective Date

The date on which the Share Exchange becomes effective (the "Effective Date") shall be April 1, 2008; provided however that the Effective Date may be changed when it is necessary for the procedures of the Share Exchange or other reasons after the mutual consultation.

Article 5: General Shareholders Meeting to Approve the Share Exchange

5-1. Riken shall convene an extraordinary general shareholders meeting which shall be held on February 13, 2008, and obtain the approval for the Agreement and the resolution for matters necessary in connection with the Share Exchange, provided, however, that the date of the extraordinary general shareholders meeting may be changed after the mutual consultation in the event such change is necessary for the procedures of the Share Exchange or other reasons.

5-2. Furukawa shall conduct the Share Exchange, in accordance with Article 796-3 of the Company Law of Japan, without the resolution of a general shareholders meeting under Article 795-1 of the Company Law of Japan.

Article 6: Dividends of Surplus

6-1. Riken may distribute the dividends of surplus to the shareholders or registered pledgees of shares entered or recorded in the last shareholders registry of Riken as of March 31, 2008 in an amount up to three (3) yen per share and 64,650,000 yen in total subject to the effectiveness of the Share Exchange and compliance with the applicable laws and regulations including Article 461 of the Company Law of Japan.

6-2. Except as provided in the preceding paragraph, after the execution date of this Agreement, Riken shall not make any distribution of surplus with a record date prior to the Effective Date of the Share Exchange

Article 7: Management of Company's Asset

Until the date immediately prior to the Effective Date, each of Furukawa and Riken shall manage and operate its business and assets with the duty care and diligence of a good manager, and shall not take any action, which materially affect its assets or right or obligation, without prior agreement of both parties hereto.

Article 8: Amendment to the terms of the Share Exchange and Termination of the Agreement

In the event of material change to the business or financial condition of either party or any significant difficult circumstances to implement the Share Exchange, caused by the event beyond the reasonable control or other events, parties hereto may amend the terms of the Share Exchange and the terms and conditions of the Agreement after the consultation or terminate the Agreement.

Article 9: Effectiveness of the Agreement

This Agreement shall become null and void if the approval for the Agreement at the extraordinary general shareholders meeting set forth in Article 5-1 of this Agreement or the approval of the governmental agencies required by law and rules is not obtained.

Article 10: Consultation

Matters not provided in this Agreement or necessary for the Share Exchange shall be determined after the consultation between Furukawa and Riken consistent with the purpose of this Agreement.

IN WITNESS WHEREOF, two (2) originals of this Agreement have been produced, and upon the sealing by Furukawa and Riken, each shall retain one (1) original.

EXHIBIT II-A

December 13, 2007

The Furukawa Electric Co., Ltd.
2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
President, CEO & COO, Hiroshi Ishihara

Riken Electric Wire Company Limited.
12-22, Tsukiji 1-Chome, Chuo-ku, Tokyo
President & CEO, Shiro Hashimoto

4). Basis for the share exchange ratio

a Basis for calculation

b Calculation process

c Relationship with financial advisor

All items in this Section 4 are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

5). Furukawa's company name, head office, name of representative, capital, net assets, total assets and business description, after the Share Exchange.

This Section 5 are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

(English Language Summary)

Extraordinary Report
by Riken Electric Wire Company Limited
dated December 13, 2007

1. Reason for filing

The Board of Directors meeting of Riken Electric Wire Company Limited (Riken) held on December 13, 2007 has resolved to conduct a share exchange (the "Share Exchange"), through which Riken Electric Wire Company Limited (Riken) will become a wholly-owned subsidiary of Furukawa and entered into a share exchange agreement with Furukawa as of the same day of above board meeting. In connection with the Share Exchange, Riken has filed this Extraordinary Report in accordance with the Article 24-5-4 of the Financial Instrument and Exchange Law of Japan and the Article 19-2-6-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information of Japan.

2. The matter to be reported

1). Status of Furukawa

e Company name, head office, the name of representative, capital amount, net assets, total assets and business description

This item is included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

f Furukawa's financial result of the past 3 fiscal years

Consolidated (in millions yen)

Fiscal Year Ended	March 31. 2005	March 31. 2006	March 31. 2007
Sales Revenue	775,894	872,535	1,104,709
Operating Income	23,736	37,430	53,632
Ordinary Income	16,174	46,966	49,589
Net Income	15,805	25,508	29,765

Non Consolidated (in millions yen)

Fiscal Year Ended	March 31. 2005	March 31. 2006	March 31. 2007

Operating Income	341,077	382,468	500,436
Sales Revenue	-1,888	11,381	14,123
Operating Income	872	14,017	16,173
Ordinary Income	10,810	9,360	15,555

g Main shareholders and their percentage
h Relationship with Riken (Capital, personnel and business)
Items c and d are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

2). Purpose of the Share Exchange
a Purpose of the Share Exchange
b Measures to achieve a fair share exchange ratio
c Measures to prevent conflicts of interest
d Delisting of Riken shares

All above items in this Section 2 are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

3). Method of the Share Exchange, the number of Furukawa shares to be allocated for each Riken share and terms of the share exchange agreement.
d Method of the Share Exchange
e Share exchange ratio

Items a and b are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

f Terms of the Share Exchange
The terms and conditions of the share exchange agreement between Riken and Furukawa as of December 13, 2007 are as follows;

Share Exchange Agreement (Copy)

The Furukawa Electric Co., Ltd., having its principle office at 2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo (Furukawa) and Riken Electric Wire Company Limited., having its principle office at 12-22, Tsukiji 1-Chome, Chuo-ku, Tokyo (Riken) hereby enter into this Share Exchange Agreement (the Agreement") as follows:

Article 1: Share Exchange
Furukawa and Riken shall execute a share-for-share exchange as a result of which Furukawa shall become the absolute parent company of Riken and Riken become a wholly- owned subsidiary of Furukawa(the "Share Exchange"), and, as a consequence of the Share Exchange, Furukawa shall acquire the entire issued stock of Riken.

Article 2: Shares to be Delivered in the Share Exchange and the Allotment thereof
2-1. In connection with the Share Exchange, Furukawa shall deliver to the Riken's shareholders (hereinafter, including beneficial shareholders), excluding Furukawa, entered or recorded in the last Riken's shareholders registry (hereinafter including beneficial shareholders registry) as of the date immediately prior to the Effective Date (as defined in Article 4; hereinafter

the same), the number of the shares of Furukawa common stock obtained by multiplying the total number of the shares of Riken common stock held by such shareholders by 0.35.

2-2. Furukawa shall allot to each shareholder of Riken as entered or recorded in the last Riken's shareholders registry as of the date immediately prior to the Effective Date, excluding Furukawa, the shares to be delivered pursuant to the preceding paragraph in connection with the Share Exchange with the exchange ratio of 0.35 shares of Furukawa common stock held by Furukawa per each share of Riken common stock held by such shareholder.

Article 3: Matters Concerning Amounts of Stated Capital and Reserves of Furukawa

The amounts of stated capital, capital reserves and retained earnings reserves increased in connection with the Share Exchange shall be as follows:

(1) Stated Capital: 0 yen
(2) Capital Reserves: the amount determined by Furukawa in accordance with the article 68-1(2)b(2) of Corporate Accounting Rule of Japan.
(3) Retained Earnings Reserves: 0 yen

Article 4: Effective Date

The date on which the Share Exchange becomes effective (the "Effective Date") shall be April 1, 2008; provided however that the Effective Date may be changed when it is necessary for the procedures of the Share Exchange or other reasons after the mutual consultation.

Article 5: General Shareholders Meeting to Approve the Share Exchange

5-1. Riken shall convene an extraordinary general shareholders meeting which shall be held on February 13, 2008, and obtain the approval for the Agreement and the resolution for matters necessary in connection with the Share Exchange, provided, however, that the date of the extraordinary general shareholders meeting may be changed after the mutual consultation in the event such change is necessary for the procedures of the Share Exchange or other reasons.

5-2. Furukawa shall conduct the Share Exchange, in accordance with Article 796-3 of the Company Law of Japan, without the resolution of a general shareholders meeting under Article 795-1 of the Company Law of Japan.

Article 6: Dividends of Surplus

6-1. Riken may distribute the dividends of surplus to the shareholders or registered pledgees of shares entered or recorded in the last shareholders registry of Riken as of March 31, 2008 in an amount up to three (3) yen per share and 64,650,000 yen in total subject to the effectiveness of the Share Exchange and compliance with the applicable laws and regulations including Article 461 of the Company Law of Japan.

6-2. Except as provided in the preceding paragraph, after the execution date of this Agreement, Riken shall not make any distribution of surplus with a record date prior to the Effective Date of the Share Exchange

Article 7: Management of Company's Asset

Until the date immediately prior to the Effective Date, each of Furukawa and Riken shall manage and operate its business and assets with the duty care and diligence of a good manager, and shall not take any action, which materially affect its assets or right or obligation, without prior agreement of both parties hereto.

Article 8: Amendment to the terms of the Share Exchange and Termination of the Agreement

In the event of material change to the business or financial condition of either party or any significant difficult circumstances to implement the Share Exchange, caused by the event beyond the reasonable control or other events, parties hereto may amend the terms of the Share Exchange and the terms and conditions of the Agreement after the consultation or terminate the Agreement.

Article 9: Effectiveness of the Agreement

This Agreement shall become null and void if the approval for the Agreement at the extraordinary general shareholders meeting set forth in Article 5-1 of this Agreement or the approval of the governmental agencies required by law and rules is not obtained.

Article 10: Consultation

Matters not provided in this Agreement or necessary for the Share Exchange shall be determined after the consultation between Furukawa and Riken consistent with the purpose of this Agreement.

IN WITNESS WHEREOF, two (2) originals of this Agreement have been produced, and upon the sealing by Furukawa and Riken, each shall retain one (1) original.

December 13, 2007

The Furukawa Electric Co., Ltd.
2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
President, CEO & COO, Hiroshi Ishihara

Riken Electric Wire Company Limited.
12-22, Tsukiji 1-Chome, Chuo-ku, Tokyo
President & CEO, Shiro Hashimoto

4). Basis for the share exchange ratio

d Basis for calculation
e Calculation process
f Relationship with financial advisor

All items in this Section 4 are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

5). Furukawa's company name, head office, name of representative, capital, net assets, total assets and business description, after the Share Exchange.

This Section 5 are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through an Share Exchange" attached as Exhibit I-A.

END